UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

BioCardia, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

09060U101
(CUSIP Number)

Peter Altman President and Chief Executive Officer BioCardia, Inc. 125 Shoreway Road, Suite B San Carlos, CA 94070 (650) 226-0120

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 24, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060U101 13D
(1) NAMES OF REPORTING PERSONS Simon H. Stertzer
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
(7) SOLE VOTING POWER
7,442,884 shares*
NUMBER OF SHARES	(8) SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH	35,672,881 shares
REPORTING PERSON WITH	(9) SOLE DISPOSITIVE POWER
7,442,884 shares*
(10) SHARED DISPOSITIVE POWER
35,672,881 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,115,765 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.41%**
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Includes 797,216 shares of common stock subject to stock options held by Simon H. Stertzer and which are exercisable within 60 days of October 24, 2016.

** Percentage calculated based on 457,426,640 shares of common stock, par value $.001 per share, outstanding as of October 24, 2016, which number of shares is taken from disclosures made by BioCardia, Inc. in its Form 8-K, as filed with the Securities and Exchange Commission on October 27, 2016.

CUSIP No. 09060U101 13D
(1) NAMES OF REPORTING PERSONS Kimberly Stertzer
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
(7) SOLE VOTING POWER
0
NUMBER OF SHARES	(8) SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH	35,672,881 shares
REPORTING PERSON WITH	(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
35,672,881 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,672,881 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 457,426,640 shares of common stock, par value $.001 per share, outstanding as of October 24, 2016, which number of shares is taken from disclosures made by BioCardia, Inc. in its Form 8-K, as filed with the Securities and Exchange Commission on October 27, 2016.

Item 1. Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $.001 per share (the “Common Stock”), of BioCardia, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 125 Shoreway Road, Suite B, San Carlos, CA 94070.

Item 2. Identity and Background.

(a)	Name

This Statement is filed by Dr. Simon H. Stertzer and his spouse, Kimberly Stertzer. Dr. Stertzer and Ms. Stertzer are referred to as the “Reporting Persons.”

(b)	Residence or Business Address

The business address of Simon H. Stertzer is c/o BioCardia, Inc., 125 Shoreway Road, Suite B, San Carlos, CA 94070.

The business address of Kimberly Stertzer is c/o BioCardia, Inc., 125 Shoreway Road, Suite B, San Carlos, CA 94070.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

Simon H. Stertzer is a Professor of Medicine, Emeritus at the Stanford University School of Medicine, Division of Cardiovascular Medicine, and a Professor at the Stanford University Biodesign Program.

Kimberly Stertzer is the spouse of Simon H. Stertzer.

(d)     Criminal Convictions

During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     Civil Proceedings

During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Citizenship

Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On August 22, 2016, Tiger X Medical, Inc., its wholly-owned subsidiary, Icicle Acquisition Corp., a corporation formed in the State of Delaware on July 29, 2016 (the “Acquisition Sub”), BioCardia, Inc., Jay Moyes, as representative of BioCardia, Inc.’s stockholders and option holders, and Steven Rubin, as the initial representative of Tiger X Medical, Inc., entered into an Agreement and Plan of Merger, as subsequently amended on October 21, 2016 (the “Merger Agreement”). The Merger Agreement closed on October 24, 2016 (the “Effective Time”), pursuant to which Acquisition Sub merged with and into BioCardia, Inc., with BioCardia, Inc. continuing as the surviving company (the “Merger”), under the name BioCardia Lifesciences, Inc. Following the completion of the Merger, Tiger X Medical, Inc. changed its name to BioCardia, Inc.

Pursuant to the Merger, each of the shares of BioCardia Inc.’s common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time, including shares of BioCardia, Inc. common stock underlying outstanding BioCardia, Inc. preferred stock and convertible notes (which were converted into BioCardia, Inc. common stock immediately prior to the Effective Time), were converted into the right to receive 19.3678009 shares of the common stock of Tiger X Medical, Inc., par value $0.001 per share.

At the Effective Time, (i) Tiger X Medical, Inc. assumed BioCardia Inc.’s 2002 Stock Plan and 2016 Equity Incentive Plan and (ii) each option to purchase shares of BioCardia, Inc. common stock, whether vested or unvested, issued and outstanding immediately prior to the Effective Time were assumed by Tiger X Medical, Inc. and converted into an option to purchase the number of shares of common stock equal to the number of shares of BioCardia, Inc. common stock underlying such option immediately before the Effective Time multiplied by 19.3678009 at the exercise price per share set forth in such assumed option divided by 19.3678009.

All of the shares of common stock to which this Statement relates were acquired pursuant to the Merger (i) in exchange for shares of BioCardia, Inc. common stock or (ii) upon conversion of an option to purchase BioCardia, Inc. common stock into an option to purchase Tiger X Medical, Inc. common stock.

Item 4. Purpose of Transaction.

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.

Except as described in this Schedule 13D, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(a) and (b)

As of the date hereof, each of the Reporting Persons beneficially owns the number and percentage of shares of common stock and outstanding listed opposite his or her name:

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Simon H. Stertzer	43,115,765 (1)	9.41%	7,442,884	35,672,881	7,442,884	35,672,881
Kimberly Stertzer	35,672,881 (2)	7.8%	0	35,672,881	0	35,672,881

__________

(1)

Consists of (i) 30,956,710 shares of common stock held by the Stertzer Family Trust, (ii) 4,716,171 shares of common stock held by Windrock Enterprises L.L.C., (iii) 1,258,925 shares of common stock held by the Stertzer Gamma Trust, (iv) 5,386,743 shares common stock held by Stertzer Holdings LLC, and (v) 797,216 shares subject to options, held by Dr. Stertzer and exercisable within 60 days of October 24, 2016. Dr. Stertzer and his spouse, Kimberly Stertzer, are co-trustees of the Stertzer Family Trust, and sole members and managers of Windrock Enterprises L.L.C., and share voting and dispositive control over the shares held by the Stertzer Family Trust and Windrock Enterprises L.L.C. Dr. Stertzer is the grantor of the Stertzer Gamma Trust and may be deemed to have voting and dispositive control over the shares held by the Stertzer Gamma Trust. Dr. Stertzer may be deemed to have voting and dispositive control over the shares held by Stertzer Holdings LLC.

(2)

Consists of (i) 30,956,710 shares of common stock held by the Stertzer Family Trust and (ii) 4,716,171 shares of common stock held by Windrock Enterprises L.L.C. Dr. Stertzer and his spouse, Kimberly Stertzer, are co-trustees of the Stertzer Family Trust, and sole members and managers of Windrock Enterprises L.L.C., and share voting and dispositive control over the shares held by the Stertzer Family Trust and Windrock Enterprises L.L.C.

(c)     Except as otherwise described herein, neither of the Reporting Persons has effected any transactions in common stock of the Issuer in the past 60 days.

(d)     No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock covered by this Statement.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a Voting Agreement and Irrevocable Proxy, dated August 22, 2016, various stockholders of the Issuer, including Simon H. Stertzer, the Stertzer Family Trust, Windrock Enterprises L.L.C., Stertzer Gamma Trust, and Stertzer Holdings LLC, agreed that following the Merger each will vote their shares of common stock in favor of the following actions: (i) to implement a reverse stock split of the Issuer’s capital stock, (ii) to implement a classified board of directors of the Issuer, and (iii) to adopt an amended and restated certificate of incorporation of the Issuer.

In connection with the Merger, executive officers and directors of the Issuer, certain key employees of the Issuer, and stockholders holding 2% or more of the Issuer’s common stock after giving effect to the Merger (including Simon H. Stertzer, the Stertzer Family Trust, Windrock Enterprises L.L.C., Stertzer Gamma Trust, and Stertzer Holdings LLC) entered into lock-up agreements, whereby they are restricted for a period of 12 months after the Merger from offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, or otherwise transferring or disposing of, directly or indirectly, any shares of Issuer common stock, or any securities convertible into or exercisable or exchangeable for Issuer common stock, or publicly disclosing the intention to make any such offer, sale, pledge or disposition. In addition, such lock-up agreements preclude such stockholders from entering into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Issuer common stock or such other securities.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
99.1	Statement Appointing Designated Filer and Authorized Signer

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2016

SIMON H. STERTZER

By:	/s/ Simon H. Stertzer
Simon H. Stertzer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Statement Appointing Designated Filer and Authorized Signer